

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

October 15, 2007

Mr. E.F.H. Roberts
Chief Financial Officer
Petro-Canada
150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3E3

   Re: **Petro-Canada**
     Form 40-F for Fiscal Year Ended December 31, 2006
     Filed March 29, 2007
     File No. 001-13922

Dear Mr. Roberts:

   We have completed our review of your filing and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief